UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDN

Third Quarter
2014

1 CRA 77858
2
3 CLIENTE

Edenor

Edenor announces third quarter 2014 results
Stock Information: NYSE ADR Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Verónica Gysin Planning and Capital Markets Manager
Ticker: EDN	Tel: +54 (11) 4346 -5231

Buenos Aires, Argentina, November 11, 2014. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the third quarter of 2014. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”) on a stand-alone basis. Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on September 30, 2014 have been translated into U.S. Dollars at the ask price quoted by Banco de la Nación Argentina of AR$. 8.33 per U.S. Dollar.

HIGHLIGHTS

Negative Equity and Note 486/14

As of September 30, 2014, the Company recorded a negative shareholders’ equity of AR$ 267.4 million as consequence of a net income loss for the nine-month period of AR$. 1,143.7 million, which evidence the need to restore the economic-financial equation of the public service concession.

After the period-end, in October 2014, the scope of Secretary of Energy Resolution 250/13 and subsequent notes was extended pursuant to Note 486/14 partially recognizing the costs owed under the CMM for the period April – August 2014. This measure has a positive impact on the operating result, but it does not mean any positive cash inflow. However, it allows the Company to partially reduce the debt with CAMMESA of AR$. 682.2 million and to partially compensate the debt registered under the PUREE (Programa de Uso Racional de la Energía Eléctrica) for the sum of AR$ 187.7 million.

Additionally, it recognizes net interests of AR$ 36.2 million.

Should the Company have been able to record the effects of this note, as of September 30, 2014, the Company’s Equity and Loss for the period would have amounted to AR$. 602.5 million and AR$. 573.8 million, respectively.

Financial and pledged credits agreements with CAMMESA

-     For Higher salary costs

In July 2014, the Company subscribed on a Mutuum and Guarantee Assignment Agreement with CAMMESA, by which the Company receives the necessary funds so as to cope with the salary increases established by The Ministry of Labor through Resolution 836/14. The reimbursement of the funds will be guaranteed by the Company with the assignment of the excess future Sale Settlements with Maturity Dates to be Determined (Liquidaciones de Venta con Fecha de Vencimiento a Definir - LVFVD) to be issued, as a result of the application of Resolution 250/13.

As of September 30, 2014, the debt under this financing amounts to AR$ 162 million. Subsequent to the third quarter closing the Company has received an additional disbursement for a total amount of AR$. 51 million.

Third Quarter 2014 Page 2

-     For Extraordinary Investment Plan

In September 2014, the Energy Secretariat instructed CAMMESA to enter into a Mutuum and Guarantee Assignment Agreement with the Company for an initial amount of AR$. 500 million in order to provide the necessary financing to cover the Extraordinary Investment Plan as a consequence of the temporary insufficiency of the revenue deriving from Resolution 347/12. Subsequent to the third quarter closing, CAMMESA has disbursed AR$. 200 million under this loan.

Cost Monitoring Mechanism (CMM)

With respect to the Company’s tariff situation, as of today we have requested thirteen additional increases under the CMM beginning in May 2008, all of which have been recognized by the ENRE pursuant to Resolution 250/13 and the subsequent notes (Notes No. 6852/13, No. 4012/14 and No. 486/14 of the Secretary of Energy with retroactive effect as of May 2008 until August 2014. The Company is working to request the increase for the last semester.

However, these increases have not yet been incorporated into our tariff structure. Under the terms of the Adjustment Agreement, these thirteen increases should have been incorporated into our tariff structure in May and November of each year from 2008 onwards.

Third Quarter 2014 Page 3

Third Quarter 2014 Operating Figures

In millon of Pesos	3° Quarter 2014	3° Quarter 2013	% Variation
Revenue from sales	995.0	911.7	9.1%
Electricity power purchase	(504.4)	(589.5)	(14.4%)
Net operating loss before CMM recognition	(587.5)	(415.5)	41.4%
Net loss	(720.9)	(512.9)	40.6%

Revenue from sales increased 9.1% to AR$. 995 million in the third quarter of 2014 from AR$. 911.7 million in the third quarter of 2013, mainly due to the removal of subsidies during the winter period on tariff for certain categories.

Volume of energy sold decreased 5.6% to 5,558 GWh in the third quarter of 2014 from 5,888 GWh in the third quarter of 2013, mainly due to a decrease of 11.8% in the sales to residential customers as a  result of higher average temperatures, partially offset by an increase of 9.4% in the sale to industrial users.

Electricity power purchases decreased 14.4% to AR$. 504.4 million in the third quarter of 2014 compared to AR$. 589.5 million in the third quarter of 2013, mainly due to a decrease in the cost of mobile generation which was partially recognized as distributed energy since November 2013.

Net operating loss before CMM recognition decreased AR$. 172 million amounting to a loss of AR$.587.5 in the third quarter of 2014 compared to a loss of AR$. 415.5 million in the third quarter of 2013. This negative result was due to the increase in transmission and distribution expenses of AR$. 220.2 million, in administrative expenses of AR$. 67.9 million and selling expenses of AR$. 43.5 million, which were partially offset by an increase in sales and lesser electricity power purchases. These increases in cost were mainly due to the salaries raises amounting to 7% from January 2014, an additional 15% effective from May 2014 and an increase of 10% effective from July 2014, along with increases in payments for seniority and working modality, which had an estimated impact for a total amount of AR$. 238.1; an increase in fees for services of AR$. 43 million, also related to salary increases to unionized employees and an increase in consumption of materials of AR$. 18.6 million.

Net loss attributable to the Shareholders of the Company decreased AR$. 208 million amounting to a loss of AR$. 720.9 million in the third quarter of 2014, compared to a loss of AR$ 512.9 million in the same period of 2013, mainly due to a decrease in deferred income tax of AR$149.5 million, which was partially offset by a decrease in commercial interests of AR$ 94, and lower losses from exchange differences of AR$. 29 million.

Third Quarter 2014 Page 4

Adjusted EBITDA

Adjusted EBITDA has decreased to a loss of AR$. 388.7 million as of September 30, 2014 compared to a loss of AR$. 290.3 million for the same period of 2013.

In millon of Pesos	3° Quarter 2014	3° Quarter 2013
Net operating loss before CMM recognition	(587.5)	(415.5)
Depreciation of property, plant and equipment	59.7	52.6
EBITDA	(527.8)	(362.9)
PUREE	127.5	58.2
Commercial interests	11.6	14.4
Adjusted EBITDA	(388.7)	(290.3)

Operating Expenses

In millon of Pesos and %	Transmission and distribution expenses			Selling expenses			Administrative expenses			Total expenses
	3° Quarter		% Variation	3° Quarter		% Variation	3° Quarter		% Variation	9 months at september 30,		% Variation
	2014	2013		2014	2013		2014	2013		2014	2013
Salaries, social security taxes and Pension plans	364.1	188.9	92.7%	70.6	46.2	52.8%	72.4	33.9	113.6%	1,318.6	780.4	69.0%
Communications expenses	2.9	2.0	45.0%	9.9	7.9	25.3%	0.8	0.5	60.0%	40.3	30.2	33.4%
Allowance for the impairment of trade and other receivables	0.0	0.0	0.0%	11.2	8.9	25.8%	0.0	0.0	0.0%	13.2	36.4	(63.7%)
Supplies consumption	58.4	39.9	46.4%	0.0	0.0	0.0%	2.3	2.2	4.5%	167.2	87.0	92.2%
Leases and insurance	2.0	1.6	25.0%	0.0	0.0	0.0%	9.4	5.5	70.9%	31.6	21.0	50.5%
Security service	8.1	5.8	39.7%	0.0	0.1	(100.0%)	4.2	2.9	44.8%	30.5	20.5	48.8%
Fees and remuneration for services	176.5	171.1	3.2%	68.2	52.0	31.2%	32.6	11.2	191.1%	819.3	683.7	19.8%
Public relations and marketing	0.0	0.0	0.0%	0.0	0.0	0.0%	1.6	1.1	45.5%	4.1	2.1	95.2%
Advertising and sponsorship	0.0	0.0	0.0%	0.0	0.0	0.0%	0.8	0.6	33.3%	2.1	1.1	90.9%
Reimbursements to personnel	0.2	0.3	(33.3%)	0.1	0.0	0.0%	0.4	0.3	33.3%	2.2	1.5	46.7%
Depreciation of property, plant and equipment	51.9	48.2	7.7%	5.1	2.3	121.7%	2.7	2.1	28.6%	173.5	157.0	10.5%
Directors and Supervisory Committee members’ fees	0.0	0.0	0.0%	0.0	0.0	0.0%	0.8	0.6	33.3%	2.2	1.9	15.8%
ENRE penalties	63.2	49.3	28.2%	5.6	12.4	(54.8%)	0.0	0.0	0.0%	190.4	166.9	14.1%
Taxes and charges	0.0	0.0	0.0%	10.5	7.9	32.9%	2.2	1.4	57.1%	34.8	27.1	28.4%
Other	0.0	0.0	0.0%	0.0	0.0	0.0%	0.3	0.3	0.0%	1.6	1.2	33.3%
Total	727.3	507.1	43.4%	181.2	137.7	31.6%	130.5	62.6	108.5%	2,831.6	2,018.0	40.3%

Third Quarter 2014 Page 5

Sales

The following table shows our energy sales by customer´s category (in GWh) and its number of clients:

In Gwh and %	Energy sales					Customers
	3° Quarter		3° Quarter		% Variation	At 09/30/2014	At 09/30/2013
	Gwh	%	Gwh	%
Residential	2,501.4	45.0%	2,836.9	48.2%	(11.8%)	2,435,001	2,410,881
Smal commercial	411.5	7.4%	431.9	7.3%	(4.7%)	315,485	312,164
Medium commercial	429.4	7.7%	415.4	7.1%	3.4%	32,973	32,297
Industrial	869.2	15.6%	793.2	13.5%	9.6%	6,497	6,333
Wheeling System	1,021.7	18.4%	1,092.8	18.6%	(6.5%)	710	723
Others
Public lighting	188.2	3.4%	186.7	3.2%	0.8%	22	22
Shantytowns and others	136.1	2.4%	131.1	2.2%	3.8%	400	385
Total	5,557.5	100%	5,888.0	100%	(5.6%)	2,791,088	2,762,805

Capital Expenditures

Edenor’s capital expenditures during the third quarter of 2014 totaled AR$. 395.1 million, compared to AR$. 225.4 million in the third quarter of 2013. This increase was mainly due to the increase in costs and key facilities for ensuring the proper provision of the service.

Our capital expenditures in the third quarter of 2014 mainly consisted of the following:

         •            AR$. 35.1million in new connections;

         •            AR$. 273.1 million in grid enhancements;

         •            AR$. 36.1 million in network maintenance and improvements;

         •            AR$. 1.6 million in legal requirements;

         •            AR$. 11.8 million in communications and tele-control; and

         •            AR$. 37.4 million of other investment projects.

For the nine-month period ended September 30, 2014, our Capital Expenditures totalized to AR$. 1,039 million compared to AR$. 694.9 million in 2013, including capitalized costs in property, plant and equipment, it represents an increase of 49.5%.

Third Quarter 2014 Page 6

PUREE Funds For the third quarter of 2014 PUREE funds decreased 4.4%, amounting AR$.127.5 million compared to AR$. 58.2 million in the third quarter of 2013.	Energy Losses In the third quarter of 2014 energy losses increased to 15.2% compared to 14.1% recorded in the same period of 2013.

Indebtedness

For the period ended September 30, 2014, the Company’s indebtedness amounted to US$ 197.8 million, net of issuance of costs and including accrued interests. The company’s financial assets1 stood at US$ 48.3 million. As a result of the outstanding debt and cash, net debt as of September 30, 2014 was US$ 149.5 million.

The outstanding principal amount of our dollar denominated financial debt is US$ 191.2 million, consisting of US$ 14.8 million principal amount of Senior Notes due on 2017 and US$ 176.4 million principal amount of Senior Notes due on 2022.

1Defined as cash and cash equivalents plus financial assets at fair value.

Third Quarter 2014 Page 7

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2013, Edenor sold 21,673 GWh of energy and purchased 24,902 GWh of energy, with net sales of approximately AR$. 3.4 billion and net profit of AR$. 771.7 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Fax: 5411.4346.5358

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Wednesday, November 12, 2014, at 12:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(877) 317 - 6776 in the United States or, if outside the United States, +1(412) 317-6776 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

Third Quarter 2014 Page 8

Condensed Interim Statements of Financial Position

as of September 30, 2014 and December 31, 2013

In millon of US Dollars and Argentine Pesos	09.30.2014	09.30.2014	12.31.2013
	US$	AR$	AR$

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	726.8	6,054.2	5,189.3
Interest in joint ventures	-	0.4	0.4
Other receivables	29.5	245.6	199.4
TOTAL NON-CURRENT ASSETS	756.3	6,300.2	5,389.1

CURRENT ASSETS
Inventories	14.3	118.8	83.9
Other receivables	33.2	276.8	522.1
Trade receivables	107.7	896.9	803.1
Financial assets at fair value through profit or loss	35.8	298.2	216.4
Cash and cash equivalents	12.5	104.5	243.5
TOTAL CURRENT ASSETS	203.5	1,695.2	1,869.0
TOTAL ASSETS	959.8	7,995.4	7,258.1

EQUITY
Attributable to the owners of the parent
Share capital	107.7	897.0	897.0
Adjustment to share capital	47.7	397.7	397.7
Additional paid-in capital	0.4	3.6	3.5
Treasury stock	1.1	9.4	9.4
Adjustment to treasury stock	1.2	10.3	10.3
Other comprehensive loss	(3.4)	(28.3)	(28.3)
Accumulated deficit	(186.9)	(1,557.1)	(113.4)
TOTAL EQUITY	(32.2)	(267.4)	1,176.2

LIABILITIES
NON-CURRENT LIABILITIES
Trade payables	27.0	224.7	220.8
Other payables	158.4	1,319.2	944.7
Borrowings	189.0	1,574.4	1,309.9
Deferred revenue	11.6	96.3	33.7
Salaries and social security taxes payable	3.8	31.5	26.0
Benefit plans	12.8	107.0	102.7
Deferred tax liability	0.5	4.1	73.4
Tax liabilities	0.4	3.5	4.4
Provisions	14.0	116.3	83.1
TOTAL NON-CURRENT LIABILITIES	417.5	3,477.0	2,798.7

CURRENT LIABILITIES
Trade payables	449.2	3,741.6	2,481.3
Other payables	31.0	258.1	147.2
Borrowings	8.8	73.5	40.6
Deferred revenue	0.1	0.8	-
Salaries and social security taxes payable	62.7	522.6	420.9
Benefit plans	1.6	13.3	-
Tax liabilities	20.0	166.5	182.5
Provisions	1.1	9.4	10.7
TOTAL CURRENT LIABILITIES	574.5	4,785.8	3,283.2
TOTAL LIABILITIES	992.0	8,262.8	6,081.9
TOTAL LIABILITIES AND EQUITY	959.8	7,995.4	7,258.1

Financial tables have been converted into U.S. dollars at a rate of AR$. 8.33 per dollar, the buying rate as of September 30, 2014, solely for the convenience of the reader.

Third Quarter 2014 Page 9

Condensed Interim Statements of Comprehensive (Loss) Income

 for the nine-month periods ended September 30, 2014 and 2013.

In millon of US Dollars and Argentine Pesos	09.30.2014	09.30.2014	09.30.2013
	US$	AR$	AR$

Continuing operations
Revenue from sales	329.9	2,748.2	2,568.5
Electric power purchases	(169.7)	(1,413.3)	(1,583.1)
Subtotal	160.2	1,334.9	985.4
Transmission and distribution expenses	(245.2)	(2,042.7)	(1,394.4)
Gross loss	(85.0)	(707.8)	(409.0)

Selling expenses	(55.3)	(461.0)	(400.7)
Administrative expenses	(39.4)	(327.9)	(222.9)
Other operating expense, net	(15.8)	(131.2)	(77.3)
Revenue from non-reimbursable customer contributions	0.2	0.7	-
Operating loss before SE Resolution 250/13 and SE Notes 6852/13 and 4012/14	(195.3)	(1,627.2)	(1,109.9)
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14	88.3	735.5	2,212.6
Operating (loss) profit	(107.0)	(891.7)	1,102.7

Financial income	21.9	182.1	243.4
Financial expenses	(58.2)	(484.7)	(367.5)
Other financial expense	(38.3)	(318.7)	(151.8)
Net financial expense (income)	(74.6)	(621.3)	(275.9)
(Loss) Profit before taxes	(181.6)	(1,513.0)	826.8

Income tax	8.3	69.3	60.3
(Loss) Profit for the period from continuing operations	(173.3)	(1,443.7)	887.1

Discontinued operations	-	-	(95.1)
(Loss) Profit for the period	(173.3)	(1,443.7)	792.0

(Loss) Profit for the period attributable to:
Owners of the Company	(173.3)	(1,443.7)	791.0
Non-controlling interests	-	-	1.0
(Loss) Profit for the period	(173.3)	(1,443.7)	792.0

(Loss) Profit for the period attributable to the owners of the parent
Continuing operations	(173.3)	(1,443.7)	887.1
Discontinued operations	-	-	(96.1)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	(0.2)	(1.6)	1.0
Basic and diluted loss per share from discontinued operations	-	-	(0.1)

Financial tables have been converted into U.S. dollars at a rate of AR$. 8.33 per dollar, the ask price as of September 30, 2014, solely for the convenience of the reader

Third Quarter 2014 Page 10

Condensed Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013

In millon of US Dollars and Argentine Pesos	09.30.2014	09.30.2014	09.30.2013
	US$	AR$	AR$

Cash flows from operating activities
(Loss) Profit for the period	(173.3)	(1,443.7)	792.0
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	20.8	173.5	157.0
Loss on disposals of property, plant and equipment	0.1	0.6	0.4
Net accrued interest	37.5	312.5	153.1
Exchange differences	48.5	404.3	209.8
Income tax	(8.3)	(69.3)	(60.3)
Allowance for the impairment of trade and other receivables, net of recovery	1.4	11.3	32.1
Adjustment to present value of receivables	(0.5)	(4.5)	(0.3)
Provision for contingencies	7.1	59.3	22.5
Changes in fair value of financial assets	(6.2)	(51.7)	(1.9)
Accrual of benefit plans	3.3	27.1	17.7
Higher costs recognition - SE Resolution 250/13 and SE Notes 6852/13 and 4012/14	(88.3)	(735.5)	(2,212.6)
Net gain from the repurchase of Corporate Notes	(5.3)	(44.4)	(65.7)
Discontinued operations	-	-	168.6
Changes in operating assets and liabilities:
Increase in trade receivables	(9.3)	(74.3)	24.8
Increase in other receivables	(17.6)	(146.9)	(168.6)
Increase in inventories	(4.2)	(34.9)	(13.1)
Decrease in deferred revenue	7.6	63.4	-
Increase in trade payables	(41.5)	(346.1)	(198.0)
Increase / (Decrease) in salaries and social security taxes payable	12.9	107.3	12.6
Decrease in benefit plans	(1.1)	(9.4)	(8.1)
(Decrease) / Increase in tax liabilities	(2.6)	(21.9)	0.8
Increase in other payables	35.5	296.1	300.4
Funds obtained from the program for the rational use of electric power (PUREE) (SE Resolution No. 1037/07)	42.3	352.2	338.1
Net decrease in provisions	(3.3)	(27.4)	(19.1)
Subtotal before CAMMESA commercial financing	(144.5)	(1,202.4)	(517.8)
Net increase for funds obtained - CAMMESA financing	275.8	2,297.5	1,587.7
Net cash flows provided by operating activities	131.3	1,095.1	1,069.9

Third Quarter 2014 Page 11

Condensed Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013 (Continued)

In millon of US Dollars and Argentine Pesos	09.30.2014	09.30.2014	09.30.2013
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(123.9)	(1,031.8)	(671.0)
Net (payment for) collection of purchase / sale of financial assets at fair value	(15.6)	(130.1)	(10.2)
Collection of financial receivables with related companies	-	-	2.2
Collection of receivables from sale of subsidiaries - SIESA	0.4	3.0	2.7
Cash inflow from subsidiary sale	-	-	0.3
Discontinued operations	-	-	(105.3)
Net cash flows used in investing activities	(139.1)	(1,158.9)	(781.3)

Cash flows from financing activities
Repayment of principal on loans	-	(0.4)	(12.2)
Payment of interest on loans	(9.0)	(75.3)	(83.5)
Discontinued operations	-	-	25.4
Net cash flows used in financing activities	(9.0)	(75.7)	(70.3)

Net (decrease) / increase in cash and cash equivalents	(16.8)	(139.5)	218.3

Cash and cash equivalents at beginning of year	29.2	243.5	71.1
Cash and cash equivalents at beginning of year included in assets of disposal group classified as held for sale	-	-	11.2
Exchange differences in cash and cash equivalents	0.1	0.5	6.0
Net (decrease) / increase in cash and cash equivalents	(16.8)	(139.5)	218.3
Cash and cash equivalents at the end of period	12.5	104.5	306.6

Cash and cash equivalents at the end of period in the statement of financial position	12.5	104.5	287.5
Cash and cash equivalents at the end of period included in assets of disposal group classified as held for sale	-	-	18.9
Cash and cash equivalents at the end of period	12.5	104.5	306.4

Third Quarter 2014 Page 12

Condensed Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2014 and 2013 (Continued)

In millon of US Dollars and Argentine Pesos	09.30.2014	09.30.2014	09.30.2013
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(0.9)	(7.2)	(23.9)

Decrease from offsetting of PUREE-related liability against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(20.2)	(168.4)	(1,394.3)

Decrease from offsetting of liability with CAMMESA for electricity purchases against receivables (SE Resolution 250/13 and SE Notes 6852/13 and 4012/14)	(124.6)	(1,038.0)	-

Decrease in financial assets at fair value from repurchase of Corporate Notes	11.0	91.6	165.1

Increase in financial assets at fair value from subsidiary sale	-	-	(334.0)

Financial tables have been converted into U.S. dollars at a rate of AR$. 8.33 per dollar, the ask price as of September 30, 2014, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2014